DEXIA
Group

RECEIVED
2004 SEP 15 P 1:50
OFFICE OF INTERNATIONAL CORPORATE FINANCE

De secretaris-generaal

Securities and Exchange Commission
Division of Corporation Finance
Room 3094 (3-6)
450 Fifth Street
Washington, D.C. 20549
U.S.A.

04036906

SUPPL

September 6th, 2004

***Attention**: Special Counsel/Office of International Corporate Finance*

DEXIA
Information Pursuant to Rule 12g3-2(b)
File No. 82-4606

Dear Sir or Madam

We send you enclosed the English version of the press release of September 2nd, 2004.

Please do not hesitate to contact me (☎ +32-2-213 57 36) should you have any further queries.

Sincerely yours

Olivier Van Herstraeten
Secretary General
Dexia S.A.

PROCESSED
SEP 17 2004
THOMSON
FINANCIAL

dlw 9/16

Embargo September 2, 2004 – 5:40pm

PRESS RELEASE

DEXIA

Dexia - 1, Sq. de Meeûs B-1000 Brussels - T. : 02 222 49 95 - F. : 02 222 90 90 - pressdexia@dexia.be

«MEDIA»
«NOM»

Activity and results as of June 30, 2004

SECOND QUARTER 2004

. **Net income:** **EUR 490 million (up 9.8% vs Q2 2003)**

FIRST HALF 2004

. **Net income:** **EUR 981 million (up 29.0% vs H1 2003)**

. **Earnings per share:** **EUR 0.87 (up 32.7% on H1 2003)**

. **Return on equity[1]:** **22.0% (17.8% in H1 2003)**

. **Tier 1 ratio:** **9.9% (unchanged)**

. **Strong performance in all business lines, particularly in the second quarter**

. **Cost/Income ratio in line with medium-term objective**

In millions of EUR	Q2 2004	Evolution Q2 04/Q2 03	H1 2004	Evolution H1 04/H1 03
Revenues	**1,400**	+2.9%	**2,759**	+5.8%
Costs	**-748**	+2.1%	**-1,488**	-0.3%
Gross operating income	**651**	+3.7%	**1,271**	+14.0%
Operating income	**642**	+3.2%	**1,247**	+19.4%
Net income	**490**	+9.8%	**981**	+29.0%

	Q2 04	Q2 03	H1 04	H1 03
Cost/Income ratio	**53.5%**	53.8%	**53.9%**	57.2%

Embargo September 2, 2004 – 5:40pm

I. CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2004

The Board of Directors of Dexia met on September 2, 2004 and approved the Group's financial statements as of June 30, 2004.

Consolidated statement of income

In millions of EUR	Q2 03	Q2 04	Evol.	H1 2003	H1 2004	Evol.
Revenues	1,361	1,400	+2.9%	2,608	2,759	+5.8%
Costs	-733	-748	+2.1%	-1,493	-1,488	-0.3%
Gross Operating Income	**628**	**651**	**+3.7%**	**1,115**	**1,271**	**+14.0%**
Cost of Risk	-6	-10	+53.6%	-71	-24	-66.5%
Operating Income	**622**	**642**	**+3.2%**	**1,044**	**1,247**	**+19.4%**
Net gains and recoveries on LT investments	-64	-4	n.s.	-14	41	n.s.
Net allocation to GBRR	5	-2	n.s.	6	-3	n.s.
Amort. of Goodwill	-16	-13	-20.1%	-28	-29	+1.1%
Corporate income tax	-93	-136	+46.3%	-237	-275	+15.8%
Income from equity-accounted cies.	13	23	+74.2%	31	41	+31.7%
Minority interests	21	20	n.s.	41	41	n.s.
Net Income	**446**	**490**	**+9.8%**	**761**	**981**	**+29.0%**
Cost/Income ratio	53.8%	53.5%	-	57.2%	53.9%	-
ROE[1]	20.7%	21.8%	-	17.8%	22.0%	-

Net income amounted to EUR 981 million during the first half of 2004, up +29.0% compared to the first half of 2003. Gross operating income grew significantly by +14.0%, following a 5.8% revenue growth combined with stable costs (-0.3%). Cost of risk, already at low level in the first half of 2003, has improved reaching an historic low level during the first half of 2004.

During the second quarter of 2004, net income amounted to EUR 490 million, up +9.8% compared to the second quarter of 2003. Positive operating trends were observed in all business lines, with solid revenue growth, costs under control and a record low level of risk, confirming the high quality of the assets.

Revenues amounted to EUR 2,759 million in the first half of 2004, up +5.8% on first half of 2003, a robust growth driven by the good underlying performances of all three commercial business lines: +4.9% in Public/Project Finance and Credit Enhancement

[1] Return on equity, annualized. If the goodwill relating to the share-exchange offer on Dexia BIL (in 1999), the

Amortization of goodwill on fully-consolidated subsidiaries amounted to EUR 29 million in the first half of 2004 (+1.1% compared to the first half of 2003). It amounted to EUR 13 million in the second quarter of 2004 (against EUR 16 million for the second quarter of 2003).

Corporate income tax, comprising both current and deferred tax amounted to EUR -275 million in the first half 2004, up +15.8% compared to the first half 2003 (EUR -237 million). These amounts include nonrecurring items, which are described hereafter on pages 12-13. If those are excluded, the underlying tax rate goes back to a more normal level of 28.8% in the first half of 2004 after the low 26.6% in the first half of 2003.

Return on equity (ROE), representing the ratio between the annualized net income and the weighted average shareholders' equity (excluding the general banking risks reserve and after income appropriation), stood at 22.0%, well above the 17.8% in the first half 2003.

Earnings per share (EPS) reached EUR 0.87 in the first half 2004, against EUR 0.66 in first half 2003 (+32.7% compared to first half 2003). EPS growth was enhanced by the fact that Dexia has carried on with a share buyback program, as previously announced, with a view to using part of its current excess capital.

Group Tier 1 ratio[2] remained unchanged at its high level of 9.9% for December 31, 2003 and March 31, 2004.

II. ACTIVITY AND UNDERLYING RESULTS OF THE BUSINESSES

As shown in the table below, all business lines have contributed to the overall improvement of the Group's operational performance. In the first half of 2004, gross operating income posted a 4.9% increase in Public/Project Finance and Credit Enhancement (+8.1% at constant exchange rate), whilst Retail Financial Services experienced a strong 34.4% increase and Investment Management Services rose by 18.6% (+21.0% at constant exchange rate).

Underlying* Gross Operating Income

In millions of EUR	Q2 2003**	Q2 2004	Evol.	Evol. at constant exch. rate	H1 2003**	H1 2004	Evol.	Evol. at constant exch. rate
Total Group	**634**	**642**	**+1.2%**	**+1.4%**	**1,125**	**1,233**	**+9.6%**	**+10.0%**
of which								
Public/Project Finance and Credit enhancement	327	334	+2.2%	+4.0%	627	657	+4.9%	+8.1%
Retail Financial Services	117	150	+27.8%	+27.8%	199	267	+34.4%	+34.4%
Investment Management Services	74	84	+13.2%	+14.0%	137	163	+18.6%	+21.0%
Treasury and Financial Markets	83	96	+15.1%	+17.0%	188	200	+6.3%	+8.7%

* Excluding nonrecurring items, at constant scope of consolidation ** Pro forma

[2] For the calculation of this ratio, the profit for the period minus the dividend (estimated for the fist six months 2004) is included in the equity.

The **debt management** activity was strong in the second quarter 2004, particularly in France as it also benefited from a better environment, following local elections in France. For the sole quarter, activity amounted to EUR 2.2 billion in France, much higher than the EUR 0.8 billion booked in the first quarter 2004. There was also high demand for debt restructuring in Belgium and Italy.

Short-term loan outstandings amounted to EUR 21.7 billion at June 30, 2004 slightly up on one year earlier (EUR 21.5 billion). **Deposits and assets under management** of the business line's customers at EUR 22.6 billion have posted a new growth of +7.0% compared to the level reached at June 30, 2003, the growth coming mainly from France. Finally, **insurance activities** (excluding FSA) have experienced a strong increase in the first half of 2004, benefiting from the withdrawal of traditional insurance companies from the public finance market. New premiums amounted to EUR 424.4 million in the first half 2004 (+25.0%).

Regarding **FSA**[5], net par outstanding insured was up 10.7% over the last twelve months, to USD 304.3 billion in total, with increased outstandings both in the Municipal business (+17.7%) and the Asset-Backed sector (+1.6%). Gross present value premiums have amounted to USD 457.2 million in the first half of 2004, exceeding by +5.7% last year's record originations in the first half. This reflects a high level of business in the municipal sector (+5.8%) both in the US and Europe. As far as Asset-Backed Securities (ABS) are concerned, gross present value premiums decreased slightly in the first half 2004 compared to the same period in 2003, but activity showed signs of recovery in the second quarter of this year.

Underlying Results of the Business Line

(Excluding nonrecurring items, at constant consolidation scope)

In millions of EUR	Q2 2003*	Q2 2004	Evol.	Evol. at constant exch. rate	H1 2003*	H1 2004	Evol.	Evol. at constant exch. rate
Revenues	481	501	+4.0%	+5.6%	941	986	+4.9%	+7.6%
Costs	-155	-167	+7.7%	+8.9%	-314	-329	+4.8%	+6.7%
Gross Operating Income	327	334	+2.2%	+4.0%	627	657	+4.9%	+8.1%
Net Income	**228**	**235**	**+3.3%**	**+5.3%**	**422**	**442**	**+4.8%**	**+8.3%**
Cost/Income ratio	32.2%	33.3%	-	-	33.4%	33.4%	-	-
ROE**	26.7%	25.2%	-	-	24.8%	23.9%	-	-

* Pro forma. ** Return on economic equity, annualized.

Net income for the first half of 2004 amounted to EUR 442 million (+4.8% compared to 2003 and +8.3% at a constant exchange rate). It was EUR 235 million in the second quarter of 2004.

In the first half of 2004, the business line posted a robust increase in **revenues**: +4.9% and +7.6% at constant exchange rate. Net interest and related income rose by 8.4%. Net commissions and other income decreased slightly compared to the high level of the first half of 2003. Technical and financial margin of insurance activities also decreased slightly (-1.7%)

[5] For more details on FSA results, refer to company website www.fsa.com.

a less high rate of 13.6%) thanks notably to a strong production of life products, particularly in guaranteed-yield products (Branch 21).

Regarding nonlife insurance business, the production for the first half of 2004 stood at EUR 179 million, up 17.7% compared to the first half 2003, as a result of the implementation of the strategy of intensifying the marketing of nonlife insurance through all the group's distribution networks.

Outstanding loans stood at EUR 23.7 billion at June 30, 2004, up 1.6% on three months and up 6.3% on one year. The growth has been driven by both mortgage lending and loans to SMEs and self-employed.

Underlying Results of the Business Line
(Excluding nonrecurring items, at constant consolidation scope)

In millions of EUR	Q2 2003*	Q2 2004	Evol.	H1 2003*	H1 2004	Evol.
Revenues	453	499	+10.0%	875	969	+10.8%
Costs	-336	-349	+3.8%	-676	-703	+3.9%
Gross Operating Income	117	150	+27.8%	199	267	+34.4%
Net Income	**88**	**102**	**+16.1%**	**137**	**186**	**+35.2%**
Cost/Income ratio	74.1%	69.9%	-	77.3%	72.5%	-
ROE**	19.8%	22.1%	-	15.5%	20.1%	-

* Pro forma. ** Return on economic equity, annualized.

Net income for the first half of 2004 amounted to EUR 186 million, up 35.2% compared to 2003. It stood at EUR 102 million in the second quarter of 2004.

This significant improvement in profitability was achieved through a strong increase in revenues (+10.8% in the first half 2004 compared to 2003), while costs were contained thanks to the continuing cost-cutting program related to the integration of Artesia.

Revenues for the first half of 2004 amounted to EUR 969 million, driven by the increase in net interest and related income (+12.8%), the latter stemming from increasing volumes of both loans and deposits and an improved product mix on deposits. Net commissions and other income increased (+8.3%), thanks to a rising activity in mutual funds. Finally, revenues from insurance activities rose thanks notably to good activity in nonlife insurance activities. Second quarter revenues posted a 10.0% rise compared to the already very high second quarter 2003. Trends are essentially the same as for the first half. Of special note, commissions in the last quarter were increased by the privatization of Belgacom, for which Dexia Bank Belgium was co-lead in placing the paper in retail networks.

Costs for the first half of 2004 stood at EUR 703 million, a 3.9% increase compared to the first half 2003. This increase is primarily due to higher commissions paid to the agent network. These reflect the higher production and profitability of the commercial activity contributing to the revenue increase described above. They also contained additional commissions paid to the agents for the placement of the Belgacom shares. Costs for the second quarter amounted to EUR 349 million, down slightly compared to the first quarter of 2004 and fourth quarter 2003.

As a result, **gross operating income** for the first half jumped to EUR 267 million, up 34.4% on one year earlier. **Cost/income ratio** improved significantly to reach 72.5% (77.3% during first half 2003). The table below shows the very good trend of the business line's gross operating income, thanks to a significant rise in revenues with contained costs.

In millions of EUR	Q1 03*	Q2 03*	Q3 03*	Q4 03*	Q1 04*	Q2 04
Revenues	422	453	446	449	471	499
Costs	-341	-336	-349	-351	-354	-349
Gross Operating Inc.	81	117	98	98	117	150

* Pro forma

Cost of risk remained very limited and stood at EUR 7 million for the quarter, totalling EUR 16 million for the first half (-22.3% compared to the same period of last year).

The **return on economic equity** (ROEE) thus reached 20.1% for the first six months of 2004, up from 15.5% for the same period in 2003.

3. INVESTMENT MANAGEMENT SERVICES

Activity has experienced a mixed evolution. There has been a quasi-stability of private banking customer assets and new inflows have occurred in Asset Management and Fund Administration. Nevertheless, despite lower revenues at Dexia Bank Nederland, and thanks to the improved business mix in almost all the segments, revenues have increased, while costs have remained under control.

Activity

Private banking customer assets amounted to EUR 28.0 billion as of June 30, 2004, down by 2.9% over the last three months and stable compared to the end of December 2003. This fall comes mainly from outflows in Luxembourg, mainly assets without mandates. In Switzerland, customer assets remained stable, while in France, they decreased slightly, following outflows of assets bearing low margins. In Belgium, business remained firm, benefiting from the successful launch of new structured products.

Assets under management reached EUR 81.5 billion at June 30, 2004, up 12.0% over the last twelve months. For the quarter, a limited negative market effect (EUR -0.2 billion) was offset by net inflows (+EUR 0.5 billion), driven by the successful marketing of life insurance products by Dexia Insurance and DVV Insurance sales force. Assets under management to institutional clients remained stable, as uncertainty arose in the equity markets during the second quarter.

Activity remained strong in ***Fund Administration***. Total *assets under custody* amounted to EUR 210.7 billion, up by +16.1% on three months earlier. Though the bulk of the increase stemmed from the integration of funds held internally, it is noteworthy that the successful launch of a new class of assets within existing funds and the gain of new mandates have contributed to the increase in total capital managed. The *Central Administration* activity has experienced a limited fall in terms of net asset valuations to be calculated (-0.7% on three

In millions of EUR	Private banking *		Asset Management*		Fund administration*		Dexia Nederland Holding	
	H1 03**	H1 04	H1 03**	H1 04	H1 03**	H1 04	H1 03**	H1 04
Revenues	147	161	63	95	105	116	88	63
Costs	-112	-114	-42	-47	-73	-77	-39	-34
GOI	36	47	20	48	32	39	49	28

* Underlying results; excluding Dexia Nederland Holding ** Pro forma

4. TREASURY AND FINANCIAL MARKETS

Underlying Results of the Business Line

(Excluding nonrecurring items, at constant consolidation scope)

In millions of EUR	Q2 2003*	Q2 2004	Evol.	Evol. at constant exch. rate	H1 2003*	H1 2004	Evol.	Evol. at constant exch. rate
Revenues	130	137	+5.6%	+7.0%	291	289	-0.6%	+1.3%
Costs	-47	-42	-11.1%	-10.7%	-103	-90	-13.1%	-12.4%
Gross Operating Income	83	96	+15.1%	+17.0%	188	200	+6.3%	+8.7%
Net Income	**69**	**77**	**+11.5%**	**+13.1%**	**145**	**162**	**+11.4%**	**+14.5%**
Cost/Income ratio	36.1%	30.3%	-	-	35.4%	30.9%	-	-
ROE**	27.3%	34.1%	-	-	28.7%	36.1%	-	-

* Pro forma. ** Return on economic equity, annualized.

This business line has continued to perform very well, reporting an 11.4% growth in earnings for the first half of 2004 compared to first half 2003 (+14.5% at constant exchange rate). **Net income** for the first six months stood at EUR 162 million and for the second quarter alone at EUR 77 million.

Revenues for the first six months of 2004 amounted to EUR 289 million (stable on the very high level of 2003) and to EUR 137 million for the second quarter (+5.6% year-on-year). This high level of revenues stems from the very strong performance of the Credit-Spread Portfolio, which benefited from write-backs on some previous impairments (booked as positive revenues).

Costs for the first half totalled EUR 90 millions, down 13.1% compared to the same period in 2003. This results from the downsizing of some activities (proprietary trading was terminated at the end of the first quarter 2003) and the positive effect of the IT integration at Dexia Bank Belgium. They amounted to EUR 42 million for the second quarter of 2004.

As a result, **gross operating income** grew significantly by 6.3% at EUR 200 million for the first half and, more significantly, for the second quarter (+15.1% year-on-year). The **cost-income ratio** in this business line reached a historic low level at 30.9%.

Embargo September 2, 2004 – 5:40pm

III. CENTRAL ASSETS AND NONRECURRING ITEMS

1. CENTRAL ASSETS

Central assets mainly record the revenues on excess capital, corporate holdings (dividends, capital gains/losses) and currencies hedging contracts. On the cost side, the segment registers costs that cannot be attributed to a specific business line.

In the first half of 2004, contribution to net income by Central Assets was negative (EUR -63 million); it was EUR -43 million in the first half 2003. This evolution mainly stems from the revenues, down EUR 17 million. This reduction of revenues was mitigated however by the decline of the USD against the euro. At a constant exchange rate, Central Assets revenues would have been down EUR 40 million.

This is due to one principal factor (the amount of write-backs on prior impairments of securities portfolios was EUR 21 million in the first Half of 2003, and only EUR 2 million in the first half of 2004) and also to several other technical adjustments.

In millions of EUR	Q2 2003*	Q2 2004	H1 03*	H1 04
Revenues	+84	+34	+70	+53
Costs	-50	-55	-96	-107
Gross Operating Income	+33	-21	-26	-54
Net Income	+17	-32	-43	-63

* Pro forma.

2. NONRECURRING ITEMS

In millions of EUR	Q2 2003	Q2 2004	H1 03	H1 04
Revenues	+3	+10	-1	+25
Costs	-20	0	-24	+12
Gross Operating Income	**-17**	**+9**	**-24**	**+38**
Cost of risk	+13	+1	-10	+1
Net gains and write downs on LT investments	-68	-7	-18	+39
Amortization of goodwill	-5	-5	-5	-14
Corporate Income Tax	+61	+46	+52	+74
Other items	+5	-1	+6	-63
Net Income	**-11**	**+43**	**+1**	**+132**

As in previous periods, nonrecurring items influenced the net income, at various levels. A complete list is provided on page 19 of the Activity report.

In the first half of 2004, the contribution of nonrecurring items to net income amounted to EUR +132 million, while they were EUR +1 million in the similar period last year. The main evolutions are the following:

i) In 2004, interest payments have started to be collected on the share leasing contracts of Dexia Bank Nederland, which have accepted the Dexia Commercial offer. This offer included interest reductions that were included in the total generic provision decided by the Group in 2002. Since this provision was treated as a nonrecurring